UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 11-K
 (Mark One)
\X\  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

\ \  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-6682
__________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HASBRO, INC. RETIREMENT SAVINGS PLAN
__________________________

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

HASBRO, INC.
1027 Newport Avenue
Pawtucket, RI 02862-1059

REQUIRED INFORMATION

I.    FINANCIAL STATEMENTS

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

  Report of Independent Registered Public Accounting Firm
  Statements of Net Assets Available for Plan Benefits as of December 31, 2019 and 2018
  Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2019 and 2018
  Notes to Financial Statements

  Supplemental Schedule:
  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

  Other schedules are omitted as the required information is not applicable.

II.    EXHIBITS

23    Consent of Independent Registered Public Accounting Firm

SIGNATURES
  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                      Hasbro, Inc. Retirement Savings Plan

Date: June 29, 2020                                                                  /s/ Deborah Thomas
                                                                                      Deborah Thomas
                                                                                      Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Hasbro, Inc. Retirement Savings Plan.:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedule H, line 4i- schedule of assets (held at the end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1986.
Providence, Rhode Island
June 29, 2020

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Cash and cash equivalents	$3,541,094	4,399,571
Investments, at fair value	631,236,247	521,129,311
Investments, at contract value	59,361,216	56,675,677
Total investments and cash and cash equivalents (Note 3)	694,138,557	582,204,559

Receivables:
Notes receivable from participants	6,035,744	5,980,342
Employer contributions	7,669,007	7,691,132
Due from brokers for securities sold	120,396	301,472
Total receivables	13,825,147	13,972,946
Total assets	707,963,704	596,177,505

Liabilities
Payables for securities purchased	108,694	275,856
Accrued expenses	212,036	177,517
Total liabilities	320,730	453,373

Net assets available for plan benefits	$707,642,974	595,724,132

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2019 and 2018

	2019	2018
Changes in net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$125,043,364	(42,322,150)
Dividends and interest	8,958,642	7,008,846
Total investment income (loss) (Note 3)	134,002,006	(35,313,304)

Contributions:
Rollovers	9,826,878	3,282,385
Participant contributions	22,693,609	23,226,179
Employer contributions	21,658,368	22,549,928
Total contributions	54,178,855	49,058,492
Total additions	188,180,861	13,745,188

Termination, withdrawal, and retirement payments directly to participants	(75,915,930)	(59,334,344)
Administrative expenses	(346,089)	(389,176)
Total deductions	(76,262,019)	(59,723,520)

Net increase (decrease)	111,918,842	(45,978,332)

Net assets available for plan benefits:
Beginning of year	595,724,132	641,702,464
End of year	$707,642,974	595,724,132

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(1) Description of Plan

The following brief description of the Hasbro, Inc. Retirement Savings Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)	General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively "the Company", "Plan Administrator" or "Plan Sponsor"). Participation in the Plan is voluntary and to be eligible, employees must have attained age 21 and be in a covered job classification.

Fidelity Management Trust Company (“the Trustee”) serves as Trustee and Recordkeeper of the Plan.

(b)	Contributions

Eligible employees may contribute up to 75% of their eligible pay, limited to an annual maximum of $19,000 in 2019 and $18,500 in 2018. Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution of 200% of the first 2% of the participants' eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants' eligible pay that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period.

The Company may also make a discretionary annual contribution after the close of each year, which is targeted at 3% of eligible pay. Discretionary contributions totaling $7,669,007 and $7,691,132 were made for plan years 2019 and 2018, respectively.

All eligible employees who have reached age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called "catch-up contributions".  Catch-up contributions may be made up to an additional $6,000 for 2019 and 2018.

(c)	Vesting

All participants currently employed by the Company own, or are vested in, 100% of both employee contributions and the Company's matching contributions to the Plan. Participants become 100% vested in the Company's discretionary annual contribution after three years of vesting service. Participants earn one year of vesting service for each calendar year in which the participant has worked at least 1,000 hours.

(d)	Forfeitures

The unvested portion of a terminated participant's account is forfeited and used to reduce future employer contributions. Forfeitures were $235,044 and $152,051 in 2019 and 2018, respectively.

(e)	Payment of Benefits

Payments to participants may be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant. Participants in the Plan have the option of receiving their benefit payments either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 ½ may make in-service withdrawals from their vested accounts excluding the annual company contribution and the transition contribution sources in the Plan for any reason. Distributions made to individuals who have not attained the age of 59 ½ may be subject to an IRS imposed 10% early distribution penalty.

(f)	Notes Receivable from Participants

The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate equal to the prime interest rate as published in the Wall Street Journal on the last day of the previous month. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, in which case the loan period cannot exceed ten years.

(2) Summary of Accounting Policies

(a)	Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

(b)	Investments

Investments are stated at fair value with the exception of the Plan’s fully benefit-responsive investment contracts which are stated at contract value. See Note 8 for a discussion of the methods used to determine the fair value of investments held by the Plan.

Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day.

Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

(c)	Notes Receivable from Participants

Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(d)	Contributions

Contributions from employees are recorded by the Plan when deducted from employees' wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted. For the years ended December 31, 2019 and 2018, employer and employee contributions for the last pay period of the year were paid to the Plan prior to the Plan's year end. The Company’s discretionary annual contributions for 2019 and 2018 were paid to the Plan subsequent to the end of each Plan year and are recorded as employer contributions receivable on the Statements of Net Assets Available for Plan Benefits at year end.

(e)	Payments of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. These expenses are paid by the Plan participants equally. Other costs of administration are paid for by the Plan Administrator.

(3) Investment Information

Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. Investment options are selected by the Plan’s Investment Committee (which is comprised of members of management, established by the Board to monitor the Plan’s investment options and evaluate performance). At December 31, 2019, investment funds offered by the Plan included the following nationally traded mutual funds: the MFS Institutional International Equity Fund and the Dodge & Cox Stock Fund. Investment funds offered by the Plan at December 31, 2019 also included the following commingled funds: BTC ACWI ex-US IMI Index Fund, BTC Russell 2500 Index Fund, BTC Equity Index Fund, BTC Lifepath Retirement, BTC Lifepath 2025, BTC Lifepath 2030, BTC Lifepath 2035, BTC Lifepath 2040, BTC Lifepath 2045, BTC Lifepath 2050, BTC Lifepath 2055, Eaton Vance Collective Investment Trust High Yield Fund, Loomis Core Plus Fixed Income Fund and Fidelity Growth Company Commingled Pool.

Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of common stock. Participants cannot elect to reallocate their investment funds if that would result in greater than 25% of their account invested in the Hasbro Stock Fund. The fair value of the cash and investments of the Hasbro Stock Fund was $23,301,978 and $19,188,556 as of December 31, 2019 and 2018 respectively.

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts ("synthetic GICs") as part of offering the JP Morgan Stable Asset Fund investment option to participants. Participant contributions to this fund are primarily used to purchase units of commingled funds, which are invested in a high-quality fixed income portfolio. The synthetic GICs are comprised of wrapper contracts and underlying investments.

The JP Morgan Stable Asset Fund enters into wrapper contracts with insurance companies which provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants' accounts. The issuer of the wrapper contracts is contractually obligated to repay the principal, as well as a specified interest rate that is set on a quarterly basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The underlying portfolio is measured at contract value as described in Note 2.

The JP Morgan Stable Asset Fund and the wrapper contracts purchased by that fund are designed to pay all participants at contract value. However, certain events limit the ability of the Plan to transact at contract value. These events include but are not limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.

The synthetic guaranteed investment contracts in the JP Morgan Stable Asset Fund as of December 31, 2019 and 2018 are summarized below:

	Major Credit	Investments at
	Rating	Contract Value
December 31, 2019
Transamerica Premier Life Insurance Company	AA-	$19,658,108
Lincoln National Life Insurance	AA-	19,653,265
Voya Insurance and Annuity Co.	A+	20,049,843
All Contracts		$59,361,216

December 31, 2018
Transamerica Premier Life Insurance Company	AA-	$18,780,401
Lincoln National Life Insurance	AA-	18,752,898
Voya Insurance and Annuity Co.	A	19,142,378
All Contracts		$56,675,677

Participant accounts in the JP Morgan Stable Asset Fund are credited with interest at a fixed rate that is based on an agreed-upon formula as defined in the contracts. The rate typically resets quarterly; however, the rate may reset more frequently under certain circumstances. The primary variables which could impact the future crediting rates include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

(4) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee and Recordkeeper, and, therefore, qualify as party-in-interest transactions. The Plan had 4,155,617 and 4,774,483 units of the Fidelity Growth Company Pool commingled fund valued at $105,386,437 and $87,086,564, respectively, as of December 31, 2019 and 2018. The Plan also had cash and cash equivalents in the Fidelity Short-term Investment Fund of $3,541,094 and $4,399,571, respectively, as of December 31, 2019 and 2018. Additionally, the Plan holds investments in shares of Hasbro, Inc. common stock, the Plan Sponsor. The Plan had 209,485 and 224,436 shares of Hasbro, Inc. common stock valued at $22,123,711 and $18,235,425, respectively, as of December 31, 2019 and 2018. These transactions qualify as exempt party-in-interest transactions.

(5) Plan Termination

Upon termination of the Plan and trust, each Participant shall be entitled to receive the vested amount standing to the credit of their account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

(6) Risks and Uncertainties

The Plan provides for investments in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic and political risks, regulatory changes, and foreign currency risk. In addition, participants may elect to invest up to 25% of their contributions in the Hasbro Stock Fund. The underlying performance of this fund is dependent upon the performance of the Company and the market's evaluation of such performance. The Plan's exposure to a concentration of credit risk is subject to the Plan's investment funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.

(7) Federal Income Taxes

The Internal Revenue Service issued a determination letter on July 19, 2016, stating that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since the effective date of the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.  Therefore, no provision for income taxes is included in the Plan’s financial statements.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

(8) Fair Value Measurements

The Plan measures certain assets at fair value. The fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan had the following assets measured at fair value in its Statements of Net Assets Available for Plan Benefits:

	Fair Value Measurements Using:
			Quoted
		Investments	Prices in
		Valued	Active
		At	Markets	Significant
		Net	for	Other	Significant
		Asset	Identical	Observable	Unobservable
	Fair	Value	Assets	Inputs	Inputs
	Value	(NAV)	(Level 1)	(Level 2)	(Level 3)
December 31, 2019
Cash and Cash Equivalents	$3,541,094	-	3,541,094	-	-
Hasbro, Inc. Common Stock	22,123,711	-	22,123,711	-	-
Mutual Funds	77,614,023	-	77,614,023	-	-
Commingled Funds	531,498,513	531,498,513	-	-	-
Total Investments and Cash	$634,777,341	531,498,513	103,278,828	-	-

December 31, 2018
Cash and Cash Equivalents	$4,399,571	-	4,399,571	-	-
Hasbro, Inc. Common Stock	18,235,425	-	18,235,425	-	-
Mutual Funds	76,947,757	-	76,947,757	-	-
Commingled Funds	425,946,129	425,946,129	-	-	-
Total Investments and Cash	$525,528,882	425,946,129	99,582,753	-	-

Cash and cash equivalents are generally held in money market funds valued using published quotes.

Hasbro, Inc. Common Stock: Valued at the composite closing price reported on The Nasdaq Global Select Market.

Mutual Funds are valued at the quoted market price as reported by the fund. The quoted market prices represent the NAV of shares held by the plan at year-end.

All investments valued using the NAV are commingled funds and are redeemable on a daily basis. Commingled Funds are valued using the NAV which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

For the years ended December 31, 2019 and December 31, 2018, there were no changes in the fair value hierarchy methodology and no transfers of assets between levels within the fair value hierarchy.

 (9) Subsequent Events

During 2019, following the Company’s decision to terminate its U.S. Defined Benefit Pension Plan (“U.S. Pension Plan”), the Company settled all remaining U.S. Pension Plan benefits. After the settlement of the benefit obligations and payment of expenses, the Company had excess assets in its U.S. Pension Plan of approximately $20.2 million. The Company elected to utilize the remaining surplus for the Company's future matching contributions under the Hasbro, Inc. Retirement Savings Plan. On February 27, 2020, the Company transferred substantially all of the excess assets into the Plan.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The rapidly developing pandemic has generated significant uncertainty in the global economy and volatility in 9 financial markets. The COVID-19 pandemic has affected and may continue to affect the market price of Plan assets. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial impact to the Plan cannot be reasonably estimated.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which included several relief provisions available to tax qualified retirement plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. The Plan has adopted the provision that allows eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID- 19 pandemic and the provision that allows eligible plan participants to defer loan payments due between March 27, 2020 and December 31, 2020 until January 1, 2021.
No additional subsequent events have been identified through June 29, 2020, the date the financial statements were available to be issued.
 (10) Reconciliation to Form 5500

The accompanying financial statements are presented on the accrual basis of accounting and include certain accrued administrative expenses and employer contributions receivable which are not accrued on the Form 5500.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 2019 and 2018.

	2019	2018
Per financial statements	$707,642,974	595,724,132
Employer contributions receivable	(7,669,007)	(7,691,132)
Accrued administrative expenses	103,403	81,126
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	639,949	(1,074,911)
Per Form 5500	$700,717,319	587,039,215

The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2019 and 2018.

	2019	2018
Per financial statements	$111,918,842	(45,978,332)
Prior year employer contributions receivable	7,691,132	8,061,564
Prior year accrued administrative expenses	(81,126)	(86,070)
Prior year adjustment from contract value to fair value for fully-benefit responsive investment contracts	1,074,911	485,897
Current year employer contributions receivable	(7,669,007)	(7,691,132)
Current year accrued administrative expenses	103,403	81,126
Current year adjustment from contract value to fair value of fully-benefit responsive investment contracts	639,949	(1,074,911)
Per Form 5500	$113,678,104	(46,201,858)

	HASBRO, INC. RETIREMENT SAVINGS PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2019

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issuer, borrower, lessor or	maturity date, rate of interest,	Current
	similar party	collateral, par or maturity value	Value

	Mutual Funds
	Dodge & Cox Stock Fund	234,310 shares in registered investment company	$45,399,976
	MFS Institutional International Equity Fund	1,156,283 shares in registered investment company	32,214,047

	Commingled Funds
*	Fidelity Growth Company Pool	4,155,617 units in common collective trust	105,386,437
	BTC Equity Index NL M	3,182,512 units in common collective trust	86,075,185
	BTC Russell 2500 NL M	2,257,039 units in common collective trust	51,759,777
	BTC Lifepath 2030	2,044,730 units in common collective trust	38,820,829
	BTC Lifepath 2035	1,878,523 units in common collective trust	37,497,003
	BTC Lifepath 2040	1,755,126 units in common collective trust	36,596,305
	BTC Lifepath 2045	1,478,521 units in common collective trust	31,820,139
	BTC Lifepath 2025	1,764,773 units in common collective trust	31,733,449
	BTC Lifepath Retirement	1,852,147 units in common collective trust	29,160,018
	Loomis Core Plus Fixed Income	2,363,165 units in common collective trust	28,352,893
	BTC Lifepath 2050	1,266,643 units in common collective trust	27,911,372
	EV High Yield Bond	422,629 units in common collective trust	11,068,655
	BTC Lifepath 2055	440,326 units in common collective trust	9,860,211
	BTC ACWI EX NL R	311,928 units in common collective trust	5,456,240

	Synthetic Guaranteed Investment Contracts (JP Morgan Stable Asset Fund)
	Commingled Funds:
	JPMCB Intermediate Bond Fund	3,558,788 units in common collective trust	60,001,165

	Common Stock
*	Hasbro Stock Fund	209,485 shares of Hasbro, Inc. common stock	22,123,711

	Cash and Cash Equivalents
*	Fidelity STIF	Cash and cash equivalents	3,541,094

	Investments and Cash		$694,778,506

*	Loans to Participants	568 loans with interest rates from 3.25% to 5.50% and maturity dates from 2020 to 2029	$6,035,744

*Denotes party-in-interest.

A column for cost has been omitted as investments are participant-directed.

See accompanying report of independent registered public accounting firm.